PAYA HOLDINGS INC.

March 15, 2021

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1090

Attention:	Scott Anderegg

Re:	Paya Holdings Inc.

Registration Statement on Form S-1

Originally Filed March 15, 2021

CIK: 0001819881

Ladies and Gentlemen:

Paya Holdings Inc., a Delaware corporation (the “Company”), hereby requests acceleration of the effective date of its Registration Statement on Form S-1, originally filed on March 15, 2021 (the “Registration Statement”), to 4:00 p.m., Eastern time, on March 17, 2021 or as soon thereafter as practicable.

* * * *

Please contact Kevin M. Frank of Kirkland & Ellis LLP, special counsel to the Company, at (312) 862-3373, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

PAYA HOLDINGS INC.

By:	/s/ Glenn Renzulli
Name:	Glenn Renzulli
Title:	Chief Financial Officer